UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

SI DIAMOND TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

TEXAS	76-0273345
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3006 Longhorn Boulevard, Suite 107, Austin, Texas        78758
                     (Address of Principal Executive Offices)        (ZIP Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates: None (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To be so registered	Name of Each Exchange On Which Each Class Is To Be Registered
Series H Junior Participating Preferred Shares	OTC Bulletin Board

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

Item 1.     Description Of Registrant's Securities to be Registered.

Summary of Rights Agreement.

        Amended Rights Agreement: On June 18, 1998, the Board of Directors of SI Diamond Technology, Inc. (the “Company”) declared a dividend of one Right for each outstanding common share, $.001 par value, of the Company (the “Common Shares’), payable on June 18, 1998, to shareholders of record at the close of business on that date and entered into a Rights Agreement dated June 18, 1998 (the “Original Rights Agreement”) between the Company and American Securities Transfer, Incorporated. On November 16, 2000 the Board of Directors of the Company authorized the amendment and restatement of the Original Rights Agreement. The Company entered into an Amended and Restated Rights Agreement dated effective as of November 16, 2000 (the “Rights Agreement”) between the Company and Computershare Trust Company, Inc. (formerly American Securities Transfer, Incorporated), as Rights Agent to eliminate those provisions that required certain actions to be taken only by “Continuing Directors” of the Company. Under the Original Rights Agreement, outstanding Rights could only be redeemed by “Continuing Directors,” which was generally defined to mean directors who were members of the board at the time the Rights Agreement was adopted and any other person who subsequently became a member of the board if such person’s nomination for election to the board was recommended or approved by a majority of the Continuing Directors.

        Each Right entitles the registered holder to purchase from the Company a unit (the “Unit”) consisting of one-one-hundredth of a Series H Junior Participating Preferred Share, stated value $1.00 per share (the “Preferred Shares”), at a Purchase Price of $1.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

        Distribution of the Poison Pill Rights: Initially, the Rights will be attached to all certificates representing outstanding Common Shares, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a “Distribution Date” will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the date of the announcement being the “Shares Acquisition Date”), or (ii) ten business days (or such later date as may be determined by the Company’s Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person. Until the Distribution Date, (a) the Rights will be evidenced by the Common Shares certificates (together with a copy of this Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Share certificates, (b) new Common Share certificates issued after June 18, 1998 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Shares outstanding (with or without a copy of this Summary of Rights) will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. The Company, its subsidiaries and their employee benefit plans will not at any time be deemed Acquiring Persons.

        Exercise and Expiration of the Poison Pill Rights: The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 18, 2008, unless earlier redeemed or exchanged by the Company as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole Preferred Shares will be issued.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All Common Shares issued prior to the Distribution Date will be issued with Rights . Common Shares issued after the Distribution Date in connection with certain employee benefit plans or upon exercise or conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights.

        Anti-Takeover Provision: In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any such event until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at the exercise price of $1.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $2.00 worth of the Common Shares (or other consideration, as noted above), based upon their Current Market Price, for $1.00. Assuming that the Common Shares had a Current Market Price of $0.40 per share at such time, the holder of each valid Right would be entitled to purchase five (5) Common Shares for $1.00.

        In the event that, at any time on or after the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of common shares of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. The events described in this and the two preceding paragraphs are collectively referred to as “Triggering Events.”

        The Purchase Price payable, and the number of Units of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of Units issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Redemption of the Rights: The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

        At any time until ten days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, Common Shares or such other consideration as the Board of Directors may determine. Under certain circumstances set forth in the Rights Agreement, the decision to redeem the Rights will require the concurrence of a majority of the Board of Directors. After the redemption period has expired, the Company’s right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 20% or less of the outstanding Common Shares in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

        Exercise of Rights: At any time after a Person becomes an Acquiring Person, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, and/or other equity securities deemed to have the same value as one Common Share, per Right, subject to adjustment.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

        Amendment of Rights: Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Shares Acquisition Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely effect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain related parties), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

        A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K dated November 16, 2000. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

4.1	Amended and Restated Rights Agreement dated effective as of November 16, 2000, between the Company and Computershare Trust Company, Inc, as Rights Agent, which includes as Exhibit A the form of Statement of Resolutions which established and designated a series of preferred stock as “Series H Junior Participating Preferred Stock” and fixed and determined the relative rights and preferences thereof, as Exhibit B, the Form of Rights Certificate and as Exhibit C, the Summary of Rights to Purchase Preferred Shares (incorporated herein by reference to the Company’s Current Report on Form 8-K dated November 16, 2000).

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

January 8, 2001	SI Diamond Technology, Inc. By: /s/ Tracy Vaught Tracy Vaught, Chief Financial Officer